Exhibit 99.1

MHG - Marine Harvest launches voluntary incentive payment offer to convert the €350 million 2.375 per cent 2018 convertible bond

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES

Oslo, Norway, 16 March 2015 - Marine Harvest ASA ("Marine Harvest" or the "Company") announces today that is launching a voluntary incentive payment offer to convert any and all of the €350 million principal amount of 2.375% Marine Harvest convertible bonds due 2018 (the "2018 Bonds"). The purpose of the voluntary incentive payment offer is to position the Company's balance sheet to support further organic growth and strategic investments.

Marine Harvest will today make an offer of a cash incentive payment to the holders of 2018 Bonds who elect to exercise their conversion rights from the date of this public announcement until 19 March 2015 at 5:00pm CET (the "Acceptance Period"). Marine Harvest may at its sole discretion extend the Acceptance Period one or more times. The Company may elect to withdraw the voluntary incentive payment offer if the arithmetic mean of the volume weighted average price of its shares between opening to close of trading on the Oslo Stock Exchange on 16 March 2015 and between opening to close of trading on the Oslo Stock Exchange on 17 March 2015 falls below €11.045 (corresponding to more than a 6 per cent. reduction from the closing price of the Marine Harvest shares on 13 March 2015 in € of €11.75). Otherwise, Marine Harvest will, if it accepts any acceptances, accept all acceptances of the voluntary incentive payment offer in respect of 2018 Bonds that are validly tendered in accordance with the terms of the voluntary incentive payment offer document during the Acceptance Period.

Bondholders exercising their conversion rights during the Acceptance Period will receive (i) 11,410.3149 Marine Harvest ordinary shares per €100,000 principal amount of the 2018 Bonds, (ii) a cash consideration of approximately €9,428.80 per €100,000 principal amount of the 2018 Bonds (as adjusted in accordance with the incentive offer document) and (iii) accrued interest on the 2018 Bonds from 8 November 2014 (included) to 25 March 2015 (excluded).

The voluntary incentive payment offer will not affect the rights of holders of 2018 Bonds who do not wish to exercise their conversion rights during the Acceptance Period.

A limited number of investors have been pre-sounded, and investors representing in aggregate €141.9 million or 40.5% of the outstanding amount of the Bonds have indicated that they will accept the voluntary incentive payment offer. Marine Harvest expects to announce the results of the voluntary incentive payment offer on 20 March 2015.

ABG Sundal Collier and Credit Suisse are managing the voluntary incentive payment offer.

Questions should be directed to:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

The offering has been made to eligible counterparties as and to non-United States persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). This disclosure shall not constitute an offer to sell or the solicitation of an offer to buy the shares, nor shall there be any sale of the shares in any jurisdiction in which such offer, solicitation or sale is unlawful.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Forward looking statements

This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's purpose for the voluntary incentive payment offer, extension of the offer, withdrawal of the offer, acceptance of the offer, consideration to be paid in the offer, investor interest in the offer and the expected settlement date of the offer. Forward-looking statements are typically identified by words or phrases, such as "expect", "will" and similar expressions. Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including market and financial risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Flush Offer Marine Harvest 16 March 2015: http://hugin.info/209/R/1903688/677051.pdf